QUALCOMM INCORPORATED

5775 Morehouse Drive

San Diego, California 92121-1714

(858) 587-1121

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

November 17, 2020

Registration Statement on Form S-4

File No. 333-249871

Dear Sir or Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), QUALCOMM Incorporated (the “Registrant”) hereby respectfully requests that the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be declared effective at 4:30 p.m. Eastern Time on November 19, 2020, or as soon as practicable thereafter.

The Registrant hereby affirms that it is aware of its obligations under the Securities Act. In connection with the foregoing request, the Registrant further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Registrant’s counsel, D. Scott Bennett, at (212) 474-1132.

Sincerely,

QUALCOMM Incorporated

By:	/s/ Akash Palkhiwala
Akash Palkhiwala
Executive Vice President and Chief Financial Officer